Exhibit 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$49,851
Net income attributable to noncontrolling interest, net of tax	(59)
Net income attributable to Heartland	49,792
Preferred dividends and discount	(3,400)
Net income available to common stockholders for the year ended December 31, 2012	$46,392
Weighted average common shares outstanding	16,517,792
Assumed incremental common shares issued upon exercise of stock options and common stock warrant	250,810
Weighted average common shares for diluted earnings per share	16,768,602
Earnings per common share - basic	$2.81
Earnings per common share - diluted	$2.77